FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP

FULBRIGHT TOWER

1301 MCKINNEY, SUITE 5100

HOUSTON, TEXAS 77010-3095

WWW.FULBRIGHT.COM

CSTRAUSS@FULBRIGHT.COM DIRECT DIAL: (713) 651-5535	TELEPHONE: FACSIMILE:	(713) 651-5151 (713) 651-5246

July 24, 2007

VIA FACSIMILE (202) 772-9220

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. St., N.E.

Washington, D.C. 20549-3561

Re:	Rex Energy Corporation
File No. 333-142430

Attention: Ms. Donna Levy, Attorney

On behalf of Rex Energy Corporation (the “Company”), we are responding to your oral comment given by Donna Levy, Attorney, to Charles Strauss of Fulbright & Jaworski L.L.P. on July 24, 2007 with respect to the Company’s Registration Statement on Form S-1/A, filed July 20, 2007 (as amended, the “Registration Statement”). Ms. Levy requested that we add certain additional language to a risk factor appearing on pages 30-31 of Amendment No. 4 to the Registration Statement, which the Company filed with the Securities and Exchange Commission on July 20, 2007. Attached to this letter is a copy of the additional language the Company will include in its final prospectus that the Company will file with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Please direct any comments or questions regarding this matter to Charles L. Strauss at this Firm at (713) 651-5535.

Sincerely,

Fulbright & Jaworski L.L.P.

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